UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42762

Dreamland Limited

(Exact name of registrant as specified in its charter)

RM 18E, Billion Plaza Phase 2

10 Cheung Yue Street, Cheung Sha Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Disclosure of Share Transfer Between Shareholder and Chief Executive Officer

On August 11, 2026, Dreamland Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), was notified that Imperial Vision Fund SPC Series 1 SP (the “Seller”) and Ms. Seto Wai Yue (the “Purchaser”), who serves as the Company’s Chief Executive Officer, a member of the Board of Directors, and a major shareholder of the Company, entered into a Sale and Purchase Agreement (the “SPA”), dated as of August 6, 2026, pursuant to which the Seller agreed to sell, assign, transfer, and deliver to the Purchaser, and the Purchaser agreed to purchase and acquire from the Seller, an aggregate of 320,000 Class A ordinary shares of the Company, par value US$0.00125 per share (the “Sale Shares”), at a purchase price of US$3.75 per share, for an aggregate purchase price of US$1,200,000 (the “Transaction”).

Prior to the Transaction, the Purchaser beneficially owned 749,890 Class A ordinary shares of the Company, representing approximately 22.01% of the Company’s outstanding Class A ordinary shares. Following the consummation of the Transaction, the Purchaser beneficially owns 1,069,890 Class A ordinary shares of the Company, representing approximately 31.42% of the Company’s outstanding Class A ordinary shares. The foregoing percentages are based on 3,405,583 Class A ordinary shares of the Company outstanding as of August 6, 2026.

The SPA contains customary representations, warranties and agreements by the Seller and the Purchaser, customary conditions to closing, and other obligations of the parties. The closing of the Transaction occurred on August 6, 2026, following satisfaction or waiver of the applicable closing conditions under the SPA.

The Sale Shares were originally issued by the Company to the Seller in a private placement pursuant to Regulation S under the Securities Act of 1933, as amended. The Company is not a party to the SPA, is not issuing or selling any securities pursuant thereto, and is not receiving any proceeds from the sale of the Sale Shares. The Company has been informed of the Transaction and, subject to satisfaction of applicable legal, regulatory, Company policy and transfer agent requirements, expects to take customary actions necessary to reflect the transfer of the Sale Shares in the Company’s records or with its transfer agent.

The Transaction constitutes a related-party transaction by virtue of the Purchaser’s positions as Chief Executive Officer, director, and major shareholder of the Company. The Company’s Board of Directors has reviewed and acknowledged the Transaction in accordance with the Company’s related-party transaction policy and corporate governance guidelines.

The foregoing summary of the terms of the SPA does not purport to be complete and is qualified in its entirety by the full text of the SPA, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

Information Contained in This Report on Form 6-K

The information contained in this Report on Form 6-K, including Exhibit 99.1 hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1*	Sale and Purchase Agreement, dated August 6, 2026, by and between Imperial Vision Fund SPC Series 1 SP and Ms. Seto Wai Yue

* Certain personally identifiable information and other information has been omitted from the exhibit pursuant to Item 601(a)(6) of Regulation S-K. The registrant hereby undertakes to furnish supplementally an unredacted copy of the exhibit to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dreamland Limited
Date: August 11, 2026
	By:	/s/ Lee Wai Kit
	Name:	Lee Wai Kit
	Title:	Chief Financial Officer